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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 10
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/
/    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 10 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended on December 21, 2001, December 26, 2001, December 28, 2001, January 9, 2002, January 17, 2002, January 22, 2002, January 24, 2002, February 6, 2002 and February 8, 2002 by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

        The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection, the following:

        At a special meeting of the IKOS Board on February 11, 2002, the IKOS Board reviewed the February 4, 2002 request from Purchaser for a special meeting of stockholders of IKOS. The IKOS Board received advice from Gray Cary regarding the validity of the request and the IKOS Board's obligations under the Company's Bylaws upon receipt of a valid request for a special meeting of the stockholders. The IKOS Board concluded that the request appeared to be valid, and determined, pursuant to the Company's Bylaws, to hold a special meeting on June 12, 2002, at 10:00 a.m. local time at IKOS' corporate headquarters to consider proposals contained in Purchaser's request for a special meeting (1) to remove all of the six members of IKOS' then current board of directors, (2) to elect six new directors to be nominated by Purchaser to fill the vacancies on IKOS' Board resulting from the removal of the incumbent directors, and (3) to repeal any provisions of the IKOS Bylaws adopted by the IKOS Board subsequent to the last public filing of the Bylaws, as well as to consider such other business as is properly brought before the meeting.

        On February 12, 2002, IKOS issued a press release announcing that, in response to Purchaser's request and pursuant to the Company's Bylaws, the IKOS Board had scheduled this special meeting of stockholders. A copy of this press release is filed as Exhibit (a)(5)(V) to this Statement.

Item 9. Exhibits

        Amended to add the following:

        (a)(5)(V) Press release issued by IKOS dated February 12, 2002

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated February 12, 2002

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  Item 4. The Solicitation or Recommendation
  Item 9. Exhibits
SIGNATURE